[redacted]

13013241

SEC Mail Processing Section FEB 20 2013 Washington DC 401

SEC Mail Processing Section MAR 1 - 2013 Washington DC 400

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67058

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bluerock Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Fish Cove Road
(No. and Street)

Meredith	NH	03253
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante & Moran, PLLC
(Name – *if individual, state last, first, middle name*)

1111 Michigan Avenue, Suite 100	East Lansing	MI	48823
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9ds 3/4

AB 3/13

cm

OATH OR AFFIRMATION

I, PAUL E. DUNN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bluerock Capital Markets, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

SUN MI LEE
COMM # 1955752
ORANGE COUNTY
NOTARY PUBLIC-CALIFORNIA
MY COMMISSION EXPIRES
OCT. 09, 2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California, County of Orange
On 6TH DAY OF FEB, 2013 before me, Sun Mi Lee, Notary Public,
Personally appeared PAUL E. DUNN
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.
I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.
WITNESS my hand and official seal

SUN MI LEE
COMM # 1955752
ORANGE COUNTY
NOTARY PUBLIC-CALIFORNIA
MY COMMISSION EXPIRES
OCT. 09, 2015

Bluerock Capital Markets, LLC

Contents

plante moran

Plante & Moran, PLLC
Suite 100
1111 Michigan Ave.
East Lansing, MI 48823
Tel: 517.332.6200
Fax: 517.332.8502
plantemoran.com

Independent Auditor's Report

To the Board of Directors
Bluerock Capital Markets, LLC

Report on the Financial Statements

We have audited the accompanying financial statements of Bluerock Capital Markets, LLC (the "Company") which comprise the balance sheet as of December 31, 2012 and the related statements of operations, member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express opinions on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

To the Board of Directors
Bluerock Capital Markets, LLC

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bluerock Capital Markets, LLC as of December 31, 2012 and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Plante & Moran, PLLC

East Lansing, Michigan
February 11, 2013

Bluerock Capital Markets, LLC

Balance Sheet
December 31, 2012

Assets

Cash	$ 363,485
Commissions receivable	159
Prepaid expenses	85,147
Other assets	2,542
Property and equipment - Net (Note 3)	112,216
Total assets	**$ 563,549**

Liabilities and Member's Equity

Liabilities	
Payable to commissioned agents	$ 60,000
Accounts payable, accrued, and other liabilities	196,624
Total liabilities	256,624
Member's Equity	306,925
Total liabilities and member's equity	**$ 563,549**

See Notes to Financial Statements.

Bluerock Capital Markets, LLC

Statement of Operations
Year Ended December 31, 2012

Revenue		
Commission income (Note 4)	$	7,290,389
Other income		62
Total revenue		7,290,451
Expenses		
Commissions		5,672,109
Employment expenses		2,377,034
Travel and entertainment		1,187,195
Professional fees		232,699
General and administrative		217,191
Total expenses		9,686,228
Net Loss	**$**	**(2,395,777)**

See Notes to Financial Statements.

Bluerock Capital Markets, LLC

Statement of Member's Equity
Year Ended December 31, 2012

Balance - January 1, 2012	$ 146,279
Net loss	(2,395,777)
Member contributions	2,556,423
Balance - December 31, 2012	**$ 306,925**

Bluerock Capital Markets, LLC

Statement of Cash Flows
Year Ended December 31, 2012

Cash Flows from Operating Activities	
Net loss	$ (2,395,777)
Adjustments to reconcile net loss to net cash from operating activities -	
Depreciation	9,126
(Increase) decrease in operating assets:	
Prepaid expenses	(23,863)
Accounts receivable - FINRA members	10,745
Increase in operating liabilities:	
Accounts payable	40,529
Commissions payable	11,900
Accrued expenses	121,446
Total adjustments	160,757
Net cash used in operating activities	(2,225,894)
Cash Flows from Investing Activities - Cash paid for property and equipment	(84,783)
Cash Flows from Financing Activities - Member contributions	2,556,423
Net Increase in Cash	245,746
Cash - Beginning of year	117,739
Cash - End of year	**$ 363,485**

Note 1 - Nature of Business and Significant Accounting Policies

Organization and Nature of Business - Bluerock Capital Markets, LLC (the "Company") is a Massachusetts limited liability company that is registered with the Securities and Exchange Commission for the purpose of conducting business as a broker-dealer in securities. The Company was started on August 5, 2005 as Sunbelt New England Equities. It was then sold to Halcyon Holdings on June 15, 2009 and the name changed to Halcyon Capital Markets, LLC. BR Capital Markets purchased 20 percent of the Company's LLC units on December 23, 2010. BR Capital Markets purchased the remaining LLC units in 60 percent and 20 percent increments on April 5, 2011 and October 21, 2011, respectively. Along with purchasing the LLC units, the Company's name was changed to Bluerock Capital Markets, LLC.

Basis of Accounting - The Company maintains its accounting records and prepares its financial statements on an accrual basis, which is in accordance with accounting principles generally accepted in the United States of America.

Cash - For financial statement purposes, the Company considers all liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The beginning cash balance on the statement of cash flows is consistent with this treatment.

Property and Equipment - Property and equipment are recorded at cost. Depreciation is computed using straight-line methods for all assets over a period of three to five years.

Fair Value of Financial Instruments - The Company's financial instruments include cash, commissions receivable, accounts payable, and accrued liabilities. The carrying value of these instruments approximates their estimated fair value.

Impairment of Long-lived Assets - The Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of an asset may not be fully recoverable. An impairment loss would be recognized when the estimated future cash flows from the use of the asset are less than the carrying amount of that asset. To date, there have been no such impairment losses.

Commission Revenue and Expense - The Company recognizes commission revenue on a trade-date basis as securities transactions occur. The related commission expense payable to independent agents is also recorded on a trade-date basis as securities transactions occur.

Note 1 - Nature of Business and Significant Accounting Policies

Income Taxes - Income or loss of the Company is allocated wholly to its member. No income tax provision has been included in the financial statements since income or loss of the Company is required to be reported by the member on its income tax returns.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 1503-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company had net capital of $106,861 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2012 was 2.40 to 1.

Note 3 - Property and Equipment

Major classes of property and equipment are as follows:

	Amount	Depreciable Life - Years
Computer equipment	$ 36,064	3-5
Furniture and fixtures	12,007	5
Leasehold improvements	3,705	5
Computer software	72,799	5
Total cost	124,575	
Accumulated depreciation	(12,359)	
Net property and equipment	$ 112,216	

Depreciation expense was $9,126 for 2012.

Note 4 - Related Party Transactions

For the year ended December 31, 2012, the entire amount of the Company's commission income, approximately $7.3 million, was earned from investment transactions in various funds related through common control.

For the year ended December 31, 2012, the Company reimbursed Bluerock Real Estate Holdings, LLC, related through common control, $100,965 for office space located in Southfield, Michigan, for use of staff and various other overhead expenses. These costs are included in general and administrative expenses on the statement of operations.

For the year ended December 31, 2012, the Company's member, BR Capital Markets, LLC, contributed cash in the amount of $2,556,423 to the Company.

These transactions are conducted in the normal course of business and are measured at the exchange value, which is the amount established and agreed to by the related parties.

Note 5 - Leases

The Company leases office space in Newport Beach, California under an operating lease expiring in 2013. Total rent expense under the operating lease for 2012 was $30,569.

Minimum future rental payments under the noncancelable operating lease are $13,868 for 2013.

Note 6 - Economic Dependency

The Company is dependent on related party entities, properties, and equity offerings for certain revenue and equity contributions that are essential and critical, including but not limited to commission income, reimbursed costs, and member contributions. In the event that these companies and properties are unable to provide substantial income and equity contributions, the Company will be required to seek revenue from other sources.

Note 7 - Subsequent Events

The Company has evaluated subsequent events through February 11, 2013, the date on which the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

plante moran

Plante & Moran, PLLC
Suite 100
1111 Michigan Ave.
East Lansing, MI 48823
Tel: 517.332.6200
Fax: 517.332.8502
plantemoran.com

Independent Auditor's Report on Supplemental Information Required by Rule 17a-5 Under the Securities Exchange Act of 1934

To the Board of Directors
Bluerock Capital Markets, LLC

We have audited the financial statements of Bluerock Capital Markets, LLC as of and for the year ended December 31, 2012 and have issued our report thereon dated February 11, 2013, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplemental information contained in Schedules I and II, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for the purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Plante & Moran, PLLC

East Lansing, Michigan
February 11, 2013

Bluerock Capital Markets, LLC

Schedule I - Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1
December 31, 2012

Computation of Net Capital

Total member's equity		$ 306,925
Deductions for nonallowable assets:		
Accounts receivable clearing	$ 159	
Prepaid expenses and other assets	87,689	
Property and equipment	112,216	
Total deductions		200,064
Net capital before haircut on securities positions		106,861
Haircut on securities positions		-
Net capital		**$ 106,861**

Computation of Aggregate Indebtedness

Payable to commissioned agents	$ 60,000	
Accounts payable, accrued expenses, and other liabilities	196,624	
Aggregate indebtedness		**$ 256,624**
Minimum dollar net capital		**$ 5,000**
Excess net capital		**$ 101,861**
Ratio of aggregate of aggregate indebtedness to net capital	2.40 to 1	

Statement Pursuant to Paragraph (d)(t) of Rule 17a-5

There are no material differences between the computation above and the corresponding computation included in the Unaudited Focus Report for December 31, 2012 filed on January 21, 2013.

Bluerock Capital Markets, LLC

Schedule II - Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Securities and Exchange Commission Rule 15c3-3
December 31, 2012

The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited such that they do not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

plante moran

Plante & Moran, PLLC
Suite 100
1111 Michigan Ave.
East Lansing, MI 48823
Tel: 517.332.6200
Fax: 517.332.8502
plantemoran.com

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-dealer Claiming an Exemption from SEC Rule 15c3-3

To the Board of Directors
Bluerock Capital Markets, LLC

In planning and performing our audit of the financial statements of Bluerock Capital Markets, LLC (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Board of Directors
Bluerock Capital Markets, LLC

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Plante & Moran, PLLC

East Lansing, Michigan
February 11, 2013

Bluerock Capital Markets, LLC
(a wholly owned Subsidiary of BR Capital Markets, LLC)
(a Massachusetts limited liability company)

Agreed-upon Procedures
For the Year Ended
December 31, 2012

Bluerock Capital Markets, LLC

Contents

plante moran

Plante & Moran, PLLC
Suite 100
1111 Michigan Ave.
East Lansing, MI 48823
Tel: 517.332.6200
Fax: 517.332.8502
plantemoran.com

Independent Accountant's Report on Applying Agreed-upon Procedures

To the Members
Bluerock Capital Markets, LLC
11 Fish Cove Road
Meredith, NH

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) as of and for the year ended December 31, 2012, which were agreed to by Bluerock Capital Markets, LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Bluerock Capital Markets, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Bluerock Capital Markets, LLC's management is responsible for the Bluerock Capital Markets, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below, either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows.

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries in the 2012 check register, noting no differences
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012 with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

To the Members
Bluerock Capital Markets, LLC

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Plante & Moran, PLLC

February 11, 2013

Bluerock Capital Markets, LLC
General Assessment Reconciliation of the Securities
Investor Protection Corporation (Form SIPC-7)
For the Year Ended December 31, 2012

Total Revenue	$	7,290,389
Deductions - Commissions paid to other SIPC members in connection with securities transactions		5,672,109
SIPC Net Operating Revenue	**$**	**1,618,280**
General Assessment at .0025	$	4,046
Less Payment Made in August 2012		(2,454)
Total Assessment Balance	**$**	**1,592**
Payment Made with Form SIPC-7	**$**	**1,592**